Exhibit (a)(1)(G)

TRIAN PARTNERS COMMENCES TENDER OFFER FOR UP TO 40 MILLION
SHARES OF WENDY’S/ARBY’S GROUP FOR $4.15 IN CASH PER SHARE

          NEW YORK, NY, November 6, 2008. Trian Fund Management, L.P. announced today that funds managed by it (collectively, “Trian Partners”) are commencing a partial tender offer to purchase up to 40 million shares of Class A Common Stock, or approximately 8.5% of the shares outstanding, of Wendy’s/Arby’s Group, Inc. (“Wendy’s/Arby’s”; NYSE: WEN) at a purchase price of $4.15 per share. Wendy’s/Arby’s is the parent company of Wendy’s International, Inc. and Arby’s Restaurant Group, Inc. and Trian Partners is one of Wendy’s/Arby’s largest stockholders. The tender offer will expire, unless extended, at 12:00 midnight, New York City time, on December 5, 2008. The offer price represents approximately a 26% premium over Wendy’s/Arby’s closing stock price of $3.29 on November 5, 2008, the last full trading day before the commencement of the offer. The tender offer will be subject to customary conditions for transactions of this type, but is not subject to any financing condition.

          Trian Partners will purchase all shares properly tendered and not properly withdrawn in the tender offer, subject to pro-ration. Tenders of shares must be made on or prior to the expiration of the tender offer and may be withdrawn at any time on or prior to the expiration of the tender offer. If the tender offer is fully subscribed and completed, the total payments made by Trian Partners will aggregate $166 million. If more than the number of shares Trian Partners seeks to purchase are properly tendered, Trian Partners will purchase shares on a pro rata basis. Trian Partners reserves the right to increase or decrease the number of shares it is seeking in the tender offer, subject to applicable laws and regulations.

          Trian Partners, together with its affiliates, currently beneficially own 52,059,387 shares of Wendy’s/Arby’s common stock, representing approximately 11.1% of the issued and outstanding Wendy’s/Arby’s common stock. If the tender offer is fully subscribed and completed, Trian Partners, together with its affliates, will beneficially own approximately 19.6% of the issued and outstanding Wendy’s/Arby’s common stock.

          The Information Agent for the tender offer is Innisfree M&A Incorporated. The Depositary for the tender offer is American Stock Transfer & Trust Company, LLC. The Dealer Manager for the tender offer is Banc of America Securities LLC. The Offer to Purchase, Letter of Transmittal and related documents are being mailed to Wendy’s/Arby’s stockholders of record and will be made available for distribution to beneficial owners of Wendy’s/Arby’s common stock.

          The complete terms and conditions of the tender offer, including important U.S. income and withholding tax considerations relating to the tender offer, are contained in the Offer to Purchase included as an exhibit to the Tender Offer Statement on Schedule TO being filed today with the U.S. Securities and Exchange Commission (SEC).

          Important Information: This Press Release is not an offer to buy or the solicitation of an offer to sell any common stock of Wendy’s/Arby’s. The tender offer that is described in this Press Release will only be made through the Offer to Purchase, Letter of Transmittal and related tender offer documents. The offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of Wendy’s/Arby’s shares in any jurisdiction in which the making of the offer or the acceptance thereof would not comply with the laws of that jurisdiction. All common stockholders of Wendy’s/Arby’s should read the tender offer materials, which are being filed today by Trian Partners, and the Tender Offer Solicitation/Recommendation Statement with respect to the tender offer which is to be filed by Wendy’s/Arby’s, with the SEC. Stockholders of Wendy’s/Arby’s should read the tender offer materials and the Solicitation/Recommendation Statement because they contain important information about the tender offer. The tender offer materials, the Solicitation/Recommendation Statement and other filed documents will be available at no charge on the SEC’s website at http://www.sec.gov. Wendy’s/Arby’s common stockholders may obtain Trian Partners’ tender offer materials without charge by contacting Innisfree M&A Incorporated, the Information Agent for the tender offer, toll-free at (877) 687-1874. (Banks and brokers may call collect at 212-750-5833). Stockholders of Wendy’s/Arby’s are urged to read all materials carefully before making any decision with respect to the tender offer.

About Wendy’s/Arby’s Group, Inc.

          Wendy’s/Arby’s Group, Inc. is the third largest quick-service restaurant company in the United States and is the franchisor of the Wendy’s and Arby’s restaurant systems. The combined restaurant systems include more than 10,000 restaurants in 50 states and 21 countries worldwide.

About Trian Fund Management, L.P.

          Founded in November 2005, Trian Fund Management, L.P. (“Trian Partners”) is an investment firm whose Principals are Nelson Peltz, Peter W. May and Edward P. Garden. Mr. Peltz is non-executive Chairman, Mr. May is non-executive Vice Chairman and Mr. Garden is a Director, of Wendy’s/Arby’s Group, Inc.

CONTACTS:

Anne Tarbell at 212-451-3030 or	Carrie Bloom of Sard Verbinnen & Co.
atarbell@trianpartners.com	at 212-687-8080 or cbloom@sardverb.com